Filed Pursuant to General Instruction II.L. of Form F-10

File No. 333-229512

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated June 28, 2019 (the “Prospectus”) to which it relates and each document incorporated or deemed to be incorporated by reference into this Prospectus Supplement and the accompanying Prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this Prospectus Supplement and accompanying Prospectus to which it relates from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Americas Gold and Silver Corporation at its head office at 145 King Street West, Suite 2870, Toronto, Ontario, M5H 1J8, telephone (416) 848-9503 and are also available electronically at www.sedar.com and www.sec.gov.

PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED JUNE 28, 2019

New Issue	February 18, 2020

Up to US$15,000,000

Common Shares

This Prospectus Supplement, together with the accompanying Prospectus, qualifies the distribution (the “Offering”) of common shares (the “Common Shares” and each Common Share being qualified hereunder, an “Offered Share”) of Americas Gold and Silver Corporation (“Americas Gold”, “we”, “us”, “our” or the “Company”) having an aggregate offering price of up to US$15,000,000. Americas Gold has entered into an At The Market Offering Agreement dated February 18, 2020 (the “Sales Agreement”) with H.C. Wainwright & Co., LLC (the “Lead Agent”) and Roth Capital Partners, LLC (together with the Lead Agent, the “Agents”) pursuant to which Americas Gold may distribute Offered Shares from time to time through the Lead Agent, as our agent for distribution of the Offered Shares, in accordance with the terms of the Sales Agreement. The Offering is being made only in the United States under a registration statement filed under the US Securities Act of 1933, as amended (the “U.S. Securities Act”) on Form F-10 (File No. 333-229512), filed and effective with the United States Securities and Exchange Commission (the “SEC”). No Offered Shares will be sold under the Sales Agreement in Canada or on the Toronto Stock Exchange (the “TSX”) or any other trading markets in Canada. See “Plan of Distribution”.

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The outstanding Common Shares are listed for trading on the TSX under the symbol “USA” and on the NYSE American LLC (the “NYSE American”) under the symbol “USAS”. On February 14, 2020, the last trading day on the TSX before the date of this Prospectus Supplement, the closing trading price of the Common Shares was C$4.03 per Common Share on the TSX and US$3.04 per Common Share on the NYSE American.

The NYSE American has approved the listing of the Offered Shares offered hereunder, subject to official notice of issuance. The TSX has conditionally approved the listing of the Offered Shares, subject to the Company fulfilling all of the listing requirements of the TSX.

Americas Gold is permitted, under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, to prepare this Prospectus Supplement in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is governed by the Canada Business Corporations Act, that substantially all of its officers and directors are residents of a foreign country, that some or all of the experts named in this Prospectus Supplement and the accompanying Prospectus are, and the experts and Agents named herein and in the Prospectus may be, residents of a foreign country, and that a substantial portion of the assets of the Company and said persons may be located outside of the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Prospective investors should be aware that the acquisition, holding or disposition of the Common Shares may have tax consequences in Canada and the United States. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Prospective investors should read the tax discussion contained in this Prospectus Supplement under the headings “Certain U.S. Federal Income Tax Considerations” and should consult their own tax advisor with respect to their own particular circumstances.

Upon delivery of a placement notice by the Company, if any, the Lead Agent may sell the Offered Shares in the United States only. Such sales of Offered Shares, if any, under this Prospectus Supplement and the accompanying Prospectus will only be made in transactions that are deemed to be “at-the-market distributions” or an “at-the-market” offering under applicable securities laws, including, without limitation, sales made directly on the NYSE American or any other recognized marketplace upon which the Common Shares are listed or quoted or where the Common Shares are traded in the United States. The sales, if any, of Offered Shares made under the Sales Agreement will be made by means of ordinary brokers’ transactions on the NYSE American or another existing trading market in the United States at market prices, or as otherwise agreed upon by the Company and the Lead Agent. No Offered Shares will be offered or sold in Canada or on the TSX or any other trading market in Canada. The Lead Agent is not required to sell any specific number or dollar amount of our Common Shares but will use its commercially reasonable efforts, consistent with its normal sales and trading practices, to sell the Offered Shares under the terms and conditions of the Sales Agreement. In this offering, prices may vary as between purchasers and during the period of distribution. There is no minimum amount of funds that must be raised under the Offering. As a result, the Offering may terminate after only raising a small portion of the offering amount set out above, or none at all. See “Plan of Distribution”.

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The Company will pay the Lead Agent a broker fee of up to 3.0% of the gross sales price per Offered Share sold through the Lead Agent as the Company’s agent under the Sales Agreement (the “Broker Fee”). In addition, we have agreed to reimburse the Agents for certain expenses in connection with the Sales Agreement as described in the “Plan of Distribution.” In connection with sales of the Offered Shares under the Offering, each Agent will be deemed to be an “underwriter” within the meaning of the U.S. Securities Act, and the compensation of such Agent may be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act.

No Agent involved in the Offering, no affiliate of such Agent, and no person acting jointly or in concert with such Agent has over-allotted, or will over-allot, Common Shares in connection with the Offering or effect any other transactions that are intended to stabilize or maintain the market price of the Common Shares.

Investing in the Offered Shares is subject to certain risks that should be considered carefully by prospective purchasers. Please see “Risk Factors” in this Prospectus Supplement and the accompanying Prospectus and the risk factors in the Company’s documents which are incorporated by reference herein for a description of risks involved in an investment in Offered Shares.

Lead Agent

H.C. WAINWRIGHT & CO.

Co-Agent

ROTH CAPITAL PARTNERS

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IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and also adds to and updates information contained in the accompanying Prospectus and the documents incorporated by reference herein and therein. The second part is the accompanying Prospectus, which provides more general information. If the description of the Common Shares varies between this Prospectus Supplement and the accompanying Prospectus, investors should rely on the information in this Prospectus Supplement. Before you invest, you should carefully read this Prospectus Supplement, the accompanying Prospectus, all information incorporated by reference herein and therein, as well as the additional information described under “Where You Can Find Additional Information” in this Prospectus Supplement. These documents contain information you should consider when making your investment decision. This Prospectus Supplement may add, update or change information contained in the accompanying Prospectus or any of the documents incorporated by reference herein or therein. To the extent that any statement made in this Prospectus Supplement is inconsistent with statements made in the accompanying Prospectus or any documents incorporated by reference herein or therein filed prior to the date of this Prospectus Supplement, the statements made in this Prospectus Supplement will be deemed to modify or supersede those made in the accompanying Prospectus and such documents incorporated by reference herein or therein.

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The Company has not, and the Agents have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Company is offering to sell, and seeking offers to buy, Offered Shares only in jurisdictions where offers and sales are permitted. The distribution of this Prospectus Supplement and the Offering in certain jurisdictions may be restricted by law. You should assume that the information contained in this Prospectus Supplement and the accompanying Prospectus, as well as information filed with the SEC and with the securities regulatory authorities in the provinces of British Columbia, Alberta, Manitoba, Ontario, Quebec and New Brunswick that is incorporated by reference herein and in the accompanying Prospectus, is accurate only as of its respective date. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

The Company is subject to the information requirements of the US Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and applicable Canadian securities legislation, and in accordance therewith, the Company files reports and other information with the SEC and with the securities regulatory authorities of each of the provinces of British Columbia, Alberta, Manitoba, Ontario, Quebec and New Brunswick. Under a multijurisdictional disclosure system adopted by the United States and Canada, the Company may generally prepare these reports and other information in accordance with the disclosure requirements of Canada. These requirements are different from those of the United States. As a foreign private issuer, the Company is  exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act.

This Prospectus Supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this Prospectus Supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the Offering. Other documents are also incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the Prospectus. See “Documents Incorporated by Reference”.

Unless the context otherwise requires, references in this Prospectus Supplement and the accompanying Prospectus to “Americas Gold” or the “Company” refer to Americas Gold and Silver Corporation and include each of its subsidiaries as the context requires.

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FINANCIAL INFORMATION

Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus Supplement and the accompanying Prospectus is determined using IFRS, which differs from United States generally accepted accounting principles and therefore may not be comparable in all material respects to financial information prepared in accordance with United States generally accepted accounting principles.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The financial statements of the Company incorporated by reference in this Prospectus Supplement and the accompanying Prospectus are reported in United States dollars. In this Prospectus Supplement and the accompanying Prospectus, all dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and are referred to as “$” or “US$”. Canadian dollars are referred to as “C$”. The high, low, closing and average exchange rates for Canadian dollars in terms of the United States dollar for each of the indicated periods, as quoted by the Bank of Canada, were as follows:

	Nine months ended September 30, 2019	Nine months ended September 30, 2018	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
High	1.3600	1.3310	1.3642	1.3743	1.4589
Low	1.3038	1.2288	1.2288	1.2128	1.2544
Closing	1.3243	1.2945	1.3642	1.2545	1.3427
Average	1.3292	1.2876	1.2957	1.2986	1.3248

On February 14, 2020, the daily closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = C$1.3249

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement and the accompanying Prospectus, and the documents incorporated by reference herein and therein, contain “forward-looking information” or “forward-looking statements” within the meaning of applicable securities laws (“forward-looking statements”). These forward-looking statements are presented for the purpose of assisting the Company’s securityholders and prospective investors in understanding management’s views regarding those future outcomes and may not be appropriate for other purposes. When used in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “seek”, “propose”, “estimate”, “expect”, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Specific forward-looking statements in this Prospectus Supplement and the accompanying Prospectus, including the documents incorporated by reference herein, include, but are not limited to: any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements; estimates of mineral reserves and resources; the realization of mineral reserve estimates; the impairment of mining interests and non-producing properties; the timing and amount of estimated future production, production guidance, costs of production, capital expenditures, costs and timing of development; the success of exploration and development activities; permitting timelines; government regulation of mining operations; environmental risks; labour relations, employee recruitment and retention and pension funding; the timing and possible outcomes of pending disputes or litigation; negotiations or regulatory investigations; exchange rate fluctuations; cyclical or seasonal aspects of our business; our dividend policy; capital expenditures; Americas Gold’s ability to finance, develop and operate the Relief Canyon mine project; the resolution and removal of the illegal blockade at the Company’s Cosalá Operations and the resumption of mining and processing operations; the anticipated offering of Common Shares under the Offering and the anticipated use of proceeds from the Offering, if any; statements relating to the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Americas Gold; the liquidity of the Common Shares; and other events or conditions that may occur in the future.

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Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to control or predict that may cause the actual results, performance or achievements of the Company, or developments in the Company’s business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Some of the risks and other factors (some of which are beyond Americas Gold’s control) that could cause results to differ materially from those expressed in the forward-looking statements and information contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein, include, but are not limited to: risks associated with market fluctuations in commodity prices; risks related to changing global economic conditions, which may affect the Company’s results of operations and financial condition; the Company is dependent on the success of the San Rafael project as well as its Cosalá Operations, the Galena Complex and the Relief Canyon project, which are exposed to operational risks; risks related to mineral reserves and mineral resources, development and production and the Company’s ability to sustain or increase present production; risks related to global financial and economic conditions; risks related to government regulation and environmental compliance; risks related to mining property claims and titles, and surface rights and access; risks related to labour relations, disputes and/or disruptions, employee recruitment and retention and pension funding; some of the Company’s material properties are located in Mexico and are subject to changes in political and economic conditions and regulations in that country; risks related to the Company’s relationship with the communities where it operates; risks related to actions by certain non-governmental organizations; substantially all of the Company’s assets are located outside of Canada, which could impact the enforcement of civil liabilities obtained in Canadian and U.S. courts; risks related to currency fluctuations that may adversely affect the financial condition of the Company; the Company may need additional capital in the future and may be unable to obtain it or to obtain it on favourable terms; risks associated with the Company’s outstanding debt and its ability to make scheduled payments of interest and principal thereon; the Company may engage in hedging activities; risks associated with the Company’s business objectives; and risks related to competition in the mining industry.

This is not an exhaustive list of the factors that may affect any of the Company’s forward-looking statements. Some of these and other factors are discussed in more detail in the Company’s Annual Information Form (as defined herein). Investors and others should carefully consider these and other factors and not place undue reliance on the forward-looking statements. Further information regarding these and other risk factors is included in the Company’s public filings with provincial securities regulatory authorities which can be found on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com and with the SEC which can be found on the Electronic Data-Gathering, Analysis and Retrieval (“EDGAR”) website at www.sec.gov/edgar.shtml.

The forward-looking statements contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein or therein represent the Company’s views only as of the date such statements were made. Forward-looking statements contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein are based on management’s plans, estimates, projections, beliefs and opinions as at the time such statements were made and the assumptions related to these plans, estimates, projections, beliefs and opinions may change. Although the Company believes that the expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such expectations will prove to be correct. The Company cannot guarantee future results, levels of activity, performance or achievements and actual results or developments may differ materially from those contemplated by the forward-looking statements. The Company does not undertake to update any forward-looking statements, except to the extent required by applicable securities laws.

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CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING

PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

This Prospectus Supplement and the accompanying Prospectus, including the documents incorporated by reference herein and therein, have been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. All mining terms used herein but not otherwise defined have the meanings set forth in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of Proven and Probable Mineral Reserves (“Mineral Reserves” or “Reserves”) used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in certain specific cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements.

Accordingly, information contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

See Appendix A to the Annual Information Form (as defined herein), which is incorporated by reference herein, for a description of certain of the mining terms used in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus Supplement from documents filed with the securities commissions or similar authorities in the provinces of British Columbia, Alberta, Manitoba, Ontario, Quebec and New Brunswick. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at its head office at 145 King Street West, Suite 2870, Toronto, Ontario, M5H 1J8, Canada, telephone (416) 848-9503, and are also available electronically in Canada through SEDAR at www.sedar.com or in the United States through the SEC’s EDGAR at the website of the SEC at www.sec.gov. The filings of the Company through SEDAR and EDGAR are not incorporated by reference in this Prospectus Supplement except as specifically set out herein.

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As of the date hereof, the following documents, filed by the Company with the securities commissions or similar authorities in the provinces of British Columbia, Alberta, Manitoba, Ontario, Quebec and New Brunswick, are specifically incorporated by reference in, and form an integral part of, this Prospectus Supplement, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus Supplement or the accompanying Prospectus or in any other subsequently filed document that is also incorporated by reference in this Prospectus Supplement or the accompanying Prospectus, as further described below:

a)	the Company’s annual information form dated March 29, 2019 for the year ended December 31, 2018 (the “Annual Information Form”);

b)	the audited consolidated financial statements of the Company as at and for the years ended December 31, 2018 and 2017 and the reports of the auditors thereon;

c)	management’s discussion and analysis of the Company for the year ended December 31, 2018 (the “Annual MD&A”);

d)	the condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2019 and 2018 (the “Interim Financial Statements”);

e)	management’s discussion and analysis of the Company for the three and nine months ended September 30, 2019 and 2018 (the “Interim MD&A”);

f)	management information circular dated December 4, 2018 with respect to the special meeting of shareholders of the Company held on January 9, 2019 (excluding the fairness opinion prepared by Clarus Securities Inc. dated September 28, 2018) (the “Special Meeting Circular”);

g)	the management information circular dated April 18, 2019 with respect to the annual and special meeting of shareholders of the Company held on May 15, 2019;

h)	the material change reports of the Company each dated April 12, 2019 in respect of the Company’s aggregate US$42.5 million financing package with Sandstorm Gold Ltd. and the completion of the Company’s acquisition of Pershing Gold Corporation (the “Pershing Transaction”);

i)	the business acquisition report of the Company dated May 13, 2019; and

j)	the material change report of the Company dated July 30, 2019 in respect of the Company’s US$10 million private placement financing of Common Shares.

All documents of the Company of the type described in Section 11.1(1) of Form 44-101F1 — Short Form Prospectus to National Instrument 44-101 — Short Form Prospectus Distributions (“NI 44-101”), if filed by the Company with the provincial securities commissions or similar authorities in the applicable provinces of Canada after the date of this Prospectus Supplement and prior to the termination of any offering of securities hereunder shall be deemed to be incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished by the Company to the SEC after the date of this Prospectus Supplement and prior to the date that all Offered Shares offered hereunder are sold or the Offering is otherwise terminated, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-10 that contains this Prospectus Supplement. In addition, the Company may incorporate by reference into the registration statement on Form F-10 that contains this Prospectus Supplement, other information from documents that the Company will file with or furnished to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, if and to the extent expressly provided therein. In addition, the Company may also incorporate by reference into the accompanying Prospectus other information from documents that the Company will file with the provincial securities commissions or similar authorities in the applicable provinces of Canada after the date of this Prospectus Supplement, if and to the extent expressly provided therein.

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Any statement contained in this Prospectus Supplement, the accompanying Prospectus or any document (or part of a document) incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement or the accompanying Prospectus, to the extent that a statement contained herein or in any other currently or subsequently filed document (or part of a document) that is later dated and is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or the Prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus Supplement and the Prospectus forms a part: (i) the documents set out under the heading “Documents Incorporated by Reference” in this Prospectus Supplement and the Prospectus; (ii) the consents of the Company’s auditor and legal counsels; (iii) the powers of attorney from the directors and certain officers of the Company and (iv) the Sales Agreement described in this Prospectus Supplement.

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SUMMARY OF THE OFFERING

The following is a summary of the principal features of the offering and is subject to, and should be read together with the more detailed information, financial data and statements contained elsewhere in, and incorporated by reference into, this Prospectus Supplement and the accompanying Prospectus.

Offered Shares	Common Shares having an aggregate offering price of up to US$15,000,000.

Manner of Offering	Sales of Offered Shares, if any, under this Prospectus Supplement and the accompanying Prospectus may be made at market prices by any method that is deemed to be an “at-the-market distribution” or an “at-the-market” offering under applicable securities laws, including, without limitation, sales made directly on the NYSE American or other existing trading markets for the Common Shares in the United States. The sales, if any, of Offered Shares made under the Sales Agreement will be made by means of ordinary brokers’ transactions on the NYSE American or another existing trading market in the United States at market prices, or as otherwise agreed upon by the Company and the Lead Agent. No Offered Shares will be offered or sold in Canada on the TSX or other trading markets in Canada. See “Plan of Distribution”.

Use of Proceeds	The net proceeds from the Offering, if any, are expected to be used by the Company for working capital and general corporate purposes, which may include the exploration, development and/or improvement of the Company's existing mine properties. See “Use of Proceeds”.

Risk Factors	See “Risk Factors” in this Prospectus Supplement and the accompanying Prospectus and the risk factors discussed or referred to in the documents incorporated by reference in this Prospectus Supplement and the accompanying Prospectus for a discussion of factors that should be read and considered before investing in the Offered Shares.

Tax Considerations	Purchasing Offered Shares may have tax consequences. This Prospectus Supplement and the accompanying Prospectus may not describe these consequences fully for all investors. Investors should read the tax discussion in this Prospectus Supplement and the accompanying Prospectus and consult with their tax advisor. See “Certain U.S. Federal Income Tax Considerations” in this Prospectus Supplement.

Trading Symbols	The Common Shares are listed for trading on the TSX under the symbol “USA” and the NYSE American under the symbol “USAS”.

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THE COMPANY

The following is a summary of information relating to the Company and does not contain all the information about the Company that may be important to you. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in the Offered Shares. For a more complete understanding of the Company and the Offering, the Company encourages you to read and consider carefully the more detailed information in this Prospectus Supplement and the accompanying Prospectus, including the information incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, and in particular, the information under the heading “Risk Factors” in this Prospectus Supplement and the accompanying Prospectus. All capitalized terms used in this summary refer to definitions contained elsewhere in this Prospectus Supplement or the accompanying Prospectus, as applicable.

The Company and its Business

Americas Gold is a publicly-listed precious metals mining company engaged in the evaluation, acquisition, exploration, development and operation of precious and polymetallic mineral properties in North America, primarily those with the potential for near-term production or exhibiting potential for hosting a major mineralized deposit. Americas Gold’s mission is to profitably expand its precious metals production through the development of its own projects and consolidation of complimentary projects.

The Company owns the Relief Canyon project (“Relief Canyon”) in Pershing, Nevada, USA. The Relief Canyon project encompasses an open pit mine and heap leach processing facility. The Company completed construction of the Relief Canyon project in late January 2020, with first gold production occurring on February 17, 2020, less than nine months since the start of construction in mid-May 2019 following closing of the Pershing Transaction. The Company developed the Relief Canyon project on-time and on-budget and the Company expects to commence commercial production at the Relief Canyon mine by the end of the second quarter of 2020. See “Recent Developments” for further information regarding Relief Canyon.

The Company was incorporated as “Scorpio Mining Corporation” pursuant to articles of incorporation dated May 12, 1998 under the Canada Business Corporations Act. On December 23, 2014, a merger of equals transaction between Scorpio Mining Corporation and U.S. Silver & Gold Inc. was completed to combine their respective businesses by way of a plan of arrangement of U.S. Silver pursuant to section 182 of the Business Corporations Act (Ontario). Following the merger of equals, the combined company changed its name to “Americas Silver Corporation” by way of articles of amendment dated May 19, 2015. Subsequent to the completion of the Pershing Transaction, the Company changed its name to “Americas Gold and Silver Corporation” by way of articles of amendment dated effective September 3, 2019, to reflect the increasing importance of gold in the Company’s portfolio and the transition for a silver focused developer and producer to a diversified gold and silver company.

RECENT DEVELOPMENTS

Relief Canyon Construction Completed and First Gold Production Achieved

On February 18, 2020, the Company announced that construction of the Relief Canyon project had been completed in late January 2020, with first gold production being achieved over the weekend of February 15-16, 2020, approximately nine months since the formal commencement of construction in mid-May 2019 following closing of the Pershing Transaction. The initial capital spend for the Relief Canyon project is estimated to be within the Company’s previously provided guidance range of US$28 million to US$30 million.

The Company began actively mining ore at Relief Canyon in early December 2019 and to date, the operation has nearly 200,000 tonnes of ore stacked on the leach pad. The Company has all necessary federal and state permits in place and the final equipment to complete the ADR (adsorption-desorption-recovery) processing plant was received in mid-January 2020. The ore crushing and stacking circuit is performing as expected and the ADR processing plant is now fully functioning. 24 hour operation was introduced in late January 2019 which is expected to enable it to reach its design crushing and stacking rates of approximately 14,500 tonnes per day. The Company expects to commence commercial production at the Relief Canyon mine by the end of the second quarter of 2020.

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Illegal Blockade of Cosalá Operations in Mexico

On February 3, 2020, the Company announced that a group of individuals had illegally blockaded access to facilities at the Cosalá Operations and as a result of such illegal blockade the Company had determined to temporarily halt mining and processing operations. The illegal blockade remains in place and the Company has determined to continue the temporary halt of operations, however, the Company has filed legal motions with the Government of Mexico at the state and federal levels to remove the illegal blockade. The Company remains receptive to engaging in good faith discussions with the proper representatives of the certified union to resolve matters. The Company continues to have discussions with government authorities at both the state and federal levels hopes to resolve this dispute in a timely fashion.

Strategic Joint Venture at the Galena Project with Eric Sprott

On September 9, 2019, the Company announced it had entered into a strategic joint venture agreement with Mr. Eric Sprott to recapitalize the mining operations at the Galena Complex. The goal of the joint venture is to position the Galena Complex to significantly grow reserves and resources, increase production and reduce operating costs at the mine over the next two years. The strategic 60/40 joint venture will allow the Company to advance development, modernize infrastructure, purchase new mining equipment and target exploration potential away from current operating areas. Effective October 1, 2019, Mr. Sprott initially invested US$15 million to fund capital improvements and committed another $5M to fund operations for the first year to earn a 40% interest in the Galena Complex. The Company will invest an additional US$5 million to fund further capital improvements in late 2020. After the first year of operations under the strategic joint venture agreement, the parties will revert to their percentage ownership interests to fund capital projects and operations as required. Oversight of the joint venture will consist of two nominees from the Company and one nominee from Mr. Sprott. The Company will continue to manage the day-to-day operations so long as it retains an interest in the joint venture. Americas intends to suspend further disclosure of certain operational metrics such as production, cash cost, and all in sustaining costs for the Galena Complex until the recapitalization plan is substantially completed, estimated to be by the end of fiscal 2021.

S-13

RISK FACTORS

Before deciding to invest in the Offered Shares, prospective purchasers of the Offered Shares should consider carefully the risk factors and the other information contained in this Prospectus Supplement and the accompanying Prospectus and the documents incorporated by reference herein and therein (including, without limitation, the Special Meeting Circular). An investment in the Offered Shares is speculative and involves a high degree of risk. Information regarding the risks affecting the Company and its business is provided in the documents incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, including in the Annual Information Form and the Annual MD&A under the heading “Risk Factors”. Additional risks and uncertainties not known to the Company or that management currently deems immaterial may also impair the Company’s business, financial condition, results of operations or prospects. See “Documents Incorporated by Reference”.

There can be no assurance of an active or liquid market for the Common Shares.

No assurance can be given that an active or liquid trading market for the Common Shares will be sustained. If an active or liquid market for the Common Shares fails to be sustained, the prices at which such Common Shares trade may be adversely affected. Whether or not the Common Shares will trade at lower prices depends on many factors, including the liquidity of the Common Shares, prevailing interest rates and the markets for similar securities, general economic conditions and the Company’s financial condition, historic financial performance and future prospects.

If the Offered Shares are traded after their initial issue, they may trade at a discount from their initial offering prices depending on the market and other factors including general economic conditions and the Company’s financial condition. There can be no assurance as to the liquidity of the trading market for the Common Shares.

The market price of the Offered Shares may be subject to significant fluctuations in response to variations in the Company’s financial results or other factors.

The market price of the Common Shares may be volatile. The volatility may affect the ability of holders of Common Shares to sell the Common Shares at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet the expectations of securities analysts or investors in any quarter, downward revision in securities analysts’ estimates, governmental regulatory action, adverse change in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors, including, without limitation, those set forth under “Cautionary Note Regarding Forward-Looking Statements” in this Prospectus Supplement. In addition, the market price for securities in the stock markets, including the NYSE American and the TSX, recently experienced significant price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the market price of the Common Shares.

The Company may issue additional securities which may affect market prices and subject a holder to dilution.

The Company may issue and sell additional securities of the Company to finance its operations or future acquisitions. The Company cannot predict the size of future issuances of securities of the Company or the effect, if any, that future issuances and sales of securities will have on the market price of any securities of the Company that are issued and outstanding from time to time. Sales or issuances of substantial amounts of securities of the Company, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices for the securities of the Company that are issued and outstanding from time to time. With any additional sale or issuance of securities of the Company, holders will suffer dilution with respect to voting power and may experience dilution in the Company’s earnings per share. Moreover, this Prospectus Supplement and the accompanying Prospectus may create a perceived risk of dilution resulting in downward pressure on the price of the Company’s issued and outstanding Common Shares, which could contribute to progressive declines in the prices of such securities.

S-14

There is no certainty regarding the net proceeds to the Company from the Offering.

There is no certainty that US$15,000,000, or any amount, will be raised under the Offering. The Lead Agent has agreed to use commercially reasonable efforts to sell the Offered Shares when and to the extent requested by the Company, but the Company is not required to request the sale of the maximum amount offered or any amount and, if the Company requests a sale, the Lead Agent is not obligated to purchase any Offered Shares that are not sold. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Company, the Company may raise substantially less than the maximum total offering amount or nothing at all.

The Offered Shares offered hereby will be sold in "at-the-market" offerings, and investors who buy Offered Shares at different times will likely pay different prices.

Investors who purchase Offered Shares in this Offering at different times will likely pay different prices, and so may experience different outcomes in their investment results. We will have discretion, subject to market demand, to vary the timing, prices, and numbers of Offered Shares sold, and there is no minimum or maximum sales price. Investors may experience a decline in the value of their Offered Shares as a result of share sales made at prices lower than the prices they paid.

The Company has broad discretion in the use of the net proceeds from the Offering.

Management will have broad discretion with respect to the use of the net proceeds from the Offering and investors will be relying on the judgment of management regarding the application of these proceeds. Management could spend most of the net proceeds from the Offering in ways that the Company’s shareholders may not desire or that do not yield a favorable return. You will not have the opportunity, as part of your investment in the Common Shares, to influence the manner in which the net proceeds of the Offering are used. At the date of this Prospectus Supplement, the Company intends to use the net proceeds from the Offering as described under the heading “Use of Proceeds”. However, the Company’s needs may change as the business and the industry the Company addresses evolve. As a result, the proceeds to be received in the Offering may be used in a manner significantly different from the Company’s current expectations.

The Company does not currently intend to pay any cash dividends on the Common Shares in the foreseeable future; therefore, the Company’s shareholders may not be able to receive a return on their Common Shares until they sell them.

The Company has never paid or declared any cash dividends on its Common Shares. The Company does not anticipate paying any cash dividends on its Common Shares in the foreseeable future because, among other reasons, the Company currently intends to retain any future earnings to finance its business. The future payment of dividends will be dependent on factors such as cash on hand and achieving profitability, the financial requirements to fund growth, the Company’s general financial condition and other factors the board of directors of the Company may consider appropriate in the circumstances. Until the Company pays dividends, which it may never do, its shareholders will not be able to receive a return on their Common Shares unless they sell them.

If Americas Gold is, or becomes, a “passive foreign investment company,” adverse U.S. federal income tax consequences may result for U.S. shareholders of Americas Gold.

The Company believes it was not classified as a passive foreign investment company (“PFIC”) for its tax year ended December 31, 2019, and based on current business plans and financial expectations, the Company expects that it will not be a PFIC for the current tax year. The Company has not made any determination as to its PFIC status for future tax years. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Consequently, there can be no assurance that the Company will not become a PFIC for any tax year during which U.S. holders own Common Shares.

S-15

If the Company is a PFIC for any year during a U.S. holder’s holding period, then such U.S. holder generally will be required to treat any gain realized upon a disposition of Common Shares s, or any “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution, unless the U.S. holder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to its Common Shares. A U.S. holder who makes a QEF Election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. holders should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a QEF, or that Americas Gold will supply U.S. holders with information that such U.S. holders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. holder wishes to make a QEF Election. Thus, U.S. holders may not be able to make a QEF Election with respect to their Common Shares. A U.S. holder who makes a mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. This risk factor is qualified in its entirety by the discussion below under the heading “Certain U.S. Federal Income Tax Considerations”. Each U.S. holder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

CONSOLIDATED CAPITALIZATION

The following table sets forth the Company’s cash, indebtedness and shareholders’ equity as of September 30, 2019. Other than as set out in this Prospectus Supplement, there has been no material change in the share and loan capital of the Company on a consolidated basis since September 30, 2019. See “Prior Sales”. This table should be read in conjunction with the Company’s Interim Financial Statements and Interim MD&A.

Description of Capital	As at September 30, 2019
Cash	$6,466,000
Total Liabilities	$67,358,000
Number of Common Shares Outstanding	82,627,077
Shareholders’ Equity
Share Capital	$283,411,000
Equity Reserve	$36,382,000
Foreign Currency Translation Reserve	$6,026,000
Deficit	$(189,725,000)
Total Shareholders’ Equity	$136,094,000

S-16

USE OF PROCEEDS

The net proceeds from the Offering, if any, are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of Offered Shares through the Lead Agent in an “at-the-market distribution” or “at-the-market” offering will represent the gross proceeds after deducting the applicable compensation payable to the Lead Agent under the Sales Agreement and the expenses of the distribution. The proceeds actually received by the Company will depend on the number of Common Shares actually sold and the offering price of such Common Shares. The Lead Agent will receive a Broker Fee of up to three percent (3.0%) of the gross proceeds realized from the sale of the Offered Shares for services rendered in connection with the Offering. All expenses relating to the Offering and any compensation paid to the Lead Agent will be paid out of the proceeds from the sale of Offered Shares, unless otherwise stated in the applicable Prospectus Supplement.

The net proceeds from the Offering, if any, are expected to be used by the Company for working capital and general corporate purposes, which may include the exploration, development and/or improvement of the Company's existing mine properties, including those relating to bringing Relief Canyon into commercial production.

Although the Company intends to apply the net proceeds to the objectives set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary and the ultimate use of proceeds may vary materially from that set forth above. Accordingly, management of the Company will have significant discretion and flexibility in applying the net proceeds from the sale of Offered Shares. See “Risk Factors” in this Prospectus Supplement.

PLAN OF DISTRIBUTION

The Company has entered into the Sales Agreement with the Agents pursuant to which the Company may offer and sell the Offered Shares having an aggregate sales price of up to US$15,000,000 from time to time through the Lead Agent. The Lead Agent is not required to sell any specific number or dollar amount of our Common Shares but will use its commercially reasonable efforts, consistent with its normal sales and trading practices, to sell the Offered Shares under the terms and conditions of the Sales Agreement. Sales of Offered Shares, if any, will be made by any method that is deemed to be an “at-the-market distribution” or an “at-the-market” offering under applicable securities laws, including, without limitation, sales made directly on the NYSE American or other existing trading markets for the Common Shares in the United States. The sales, if any, of Offered Shares made under the Sales Agreement will be made by means of ordinary brokers’ transactions on the NYSE American or another existing trading market in the United States at market prices, or as otherwise agreed upon by the Company and the Lead Agent. No Offered Shares will be offered or sold in Canada, on the TSX or on any other trading market in Canada. Neither the Company nor the Agents will undertake any act, advertisement, solicitation, conduct or negotiation directly or indirectly in furtherance of the sale of the Offered Shares in Canada, undertake an offer or sale of any of the Offered Shares to a person that it knows or has reason to believe is in Canada or has been pre-arranged with a buyer in Canada, or to any person who it knows or has reason to believe is acting on the behalf of persons in Canada or to any person whom it knows or has reason to believe intends to reoffer, resell or deliver the Offered Shares in Canada on the TSX or on other trading markets in Canada or to any persons in Canada or acting on behalf of persons in Canada. Under the Offering prices may vary as between purchasers and during the period of distribution. The Agents will not engage in any transactions that stabilize the price of the Common Shares.

Under the terms of the Sales Agreement, the Company also may sell Common Shares to the Lead Agent as principal for its own individual account at a price agreed upon at the time of sale. If the Company sells Common Shares to the Lead Agent as principal, the Company will enter into a separate terms agreement with the Lead Agent and the Company will describe this terms agreement in a separate prospectus supplement or pricing supplement.

The Company will designate the maximum amount of Offered Shares to be sold through the Lead Agent on a daily basis or otherwise as the Company and the Lead Agent agree and the minimum price per Offered Share at which such Offered Shares may be sold. Subject to the terms and conditions of the Sales Agreement, the Lead Agent will use reasonable efforts to sell on the Company’s behalf the maximum amount of Offered Shares so designated. The Company may instruct the Lead Agent not to sell any Offered Shares if the sales cannot be effected at or above the minimum price designated by the Company in any such instruction. The Company or either Agent, for such Agent, may suspend the offering of the Offered Shares at any time and from time to time by notifying the other parties.

S-17

The Company has the right to terminate the provisions of the Sales Agreement relating to solicitations of offers to purchase Offered Shares in its sole discretion upon three days’ written notice to the Agents as specified in the Sales Agreement, and each Agent, with respect to such Agent in its sole discretion, has the right to terminate the provisions of the Sales Agreement relating to solicitations of offers to purchase Offered Shares, by giving written notice as specified in the Sales Agreement.

The Lead Agent has agreed in the Sales Agreement to provide to the Company written confirmation following the close of trading on the NYSE American on each day in which Offered Shares are sold under the Sales Agreement. Each confirmation will include the number of Offered Shares sold on that day, the gross sales proceeds and the net proceeds to the Company. The Company will report at least quarterly the number of Offered Shares sold through the Lead Agent under the Sales Agreement, the net proceeds to the Company and the Broker Fee paid to the Lead Agent in connection with the sales of the Offered Shares.

The Company will pay the Lead Agent a Broker Fee of up to 3.0% of the gross sales price per Offered Share sold through the Lead Agent as the Company’s agent under the Sales Agreement. Because there is no minimum offering amount required as a condition to close the Offering, the actual total public offering amount, Broker Fees and proceeds to us, if any, are not determinable at this time. The Company has agreed to reimburse the Agents for certain of their expenses, including the fees and disbursements of its legal counsel, in an amount not to exceed US$50,000. Additionally, pursuant to the terms of the Sales Agreement, we agreed to reimburse the Agents for the documented fees and costs of its legal counsel reasonably incurred in connection with the Agents’ ongoing diligence, drafting and other filing requirements arising from the transactions contemplated by the Sales Agreement in an amount not to exceed $2,500 in the aggregate per calendar quarter. All expenses relating to the Offering and any compensation paid to the Agents will be paid out of the proceeds from the sale of Offered Shares, unless otherwise stated in the applicable Prospectus Supplement.

Settlement for sales of Offered Shares will occur, unless the parties agree otherwise, on the second trading day following the date on which any sales were made in return for payment of the net proceeds to the Company. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares will be settled through the facilities of The Depository Trust Company or by such other means as the Company and the Lead Agent may agree upon.

Neither of the Agents is registered as a dealer in any Canadian jurisdiction and, accordingly, is not permitted to and will not, directly or indirectly, advertise or solicit offers to purchase any of the Offered Shares in Canada.

The offering of Offered Shares pursuant to the Sales Agreement will terminate upon the earlier of (i) the sale of all Offered Shares subject to the Sales Agreement; (ii) the termination of the Sales Agreement as provided therein; and (iii) July 28, 2021.

In connection with the sale of the Offered Shares on the Company’s behalf, each Agent will be deemed to be an “underwriter” within the meaning of the U.S. Securities Act, and the compensation paid to such Agent may be deemed to be underwriting commissions or discounts. The Company has agreed to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act. The Agents will not engage in any transactions that stabilize the price of the Common Shares. No underwriter or dealer involved in the distribution, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, Common Shares in connection with the distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Common Shares.

The NYSE American has approved the listing of the Offered Shares offered hereunder, subject to official notice of issuance. The TSX has conditionally approved the listing of the Offered Shares, subject to the Company fulfilling all of the listing requirements of the TSX.

S-18

Selling Restrictions Outside of the United States

Other than in the United States, no action has been taken by the Company that would permit a public offering of the Offered Shares in any jurisdiction outside the United States where action for that purpose is required. The Offered Shares may not be offered or sold, directly or indirectly, nor may this Prospectus Supplement or any other offering material or advertisements in connection with the offer and sale of any such Offered Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this Prospectus Supplement comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus Supplement. This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any Offered Shares in any jurisdiction in which such an offer or a solicitation is unlawful.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Common Shares

The Company is authorized to issue an unlimited number of Common Shares and up to 8,000,000 Preferred Shares of which 86,607,305 Common Shares and 103,824 Preferred Shares are issued and outstanding as of the date hereof. Holders of Common Shares are entitled to one vote at all meetings of shareholders (except meetings at which only holders of a specified class of shares are entitled to vote), to receive, subject to the holders of another class of shares, any dividend declared by the Company, and to receive, subject to the rights of the holders of another class of shares, the remaining property of Americas Gold on the liquidation, dissolution or winding up of Americas Gold, whether voluntary or involuntary. As of the date hereof, there are outstanding (a) options outstanding to acquire 8,020,790 Common Shares and (b) share purchase warrants to acquire 5,264,520 Common Shares.

Preferred Shares

The Preferred Shares are convertible into Common Shares without the payment of any additional consideration on a one-for-one basis, subject to adjustment in accordance with their terms. Subject to the CBCA, the holders of the Preferred Shares are not be entitled to receive notice of or to attend any meeting of shareholders or to vote at any such meeting. Americas Gold shall not declare, pay or set aside any dividends on the Common Shares or any class or series of shares convertible into Common Shares (other than dividends on Common Shares payable in Common Shares) unless the holders of the Preferred Shares then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding Preferred Share in an amount at least equal to the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Shares. In the event of the liquidation, dissolution or winding up of Americas Gold, or any return of capital, or any other distribution of assets of Americas Gold among the shareholders for purposes of winding up its affairs, whether voluntary or involuntary, the Preferred Shares shall rank pari passu with the Common Shares. For further information regarding the Preferred Shares, see “The Transaction – Overview of the Transaction – Americas Silver Preferred Shares” of the Special Meeting Circular, which is incorporated by reference herein.

PRIOR SALES

Common Shares

The following table sets out details of an aggregate of 43,204,871 Common Shares issued by the Company during the 12 months prior to the date of this Prospectus Supplement.

S-19

Date of Issuance	Price Per Common Share (C$)	Number of Common Shares
January 18, 2019	$2.19	452,200
January 31, 2019	$2.32	1,120,689
February 11, 2019	$2.31	416,666
April 3, 2019	$2.07	24,849,270
May 8, 2019	$2.36	6,000
May 9, 2019	$2.39	3,000
May 9, 2019	$2.39	2,763,518
May 10, 2019	$2.46	4,166
May 10, 2019	$2.46	4,784,689
May 13, 2019	$2.58	6,000
May 14, 2019	$2.42	3,000
May 16, 2019	$2.41	3,000
May 16, 2019	$2.41	571,661
May 17, 2019	$2.25	3,000
May 29, 2019	$2.23	50,000
May 29, 2019	$2.23	41,666
June 21, 2019	$2.89	23,802
June 21, 2019	$2.89	27,418
July 19, 2019	$3.75	20,000
July 25, 2019	$3.70	3,955,454
July 26, 2019	$3.70	5,075
September 23, 2019	$4.08	119,444
October 31, 2019	$4.12	222,651
November 5, 2019	$3.78	268,096
November 5, 2019	$3.78	2,907,071
November 7, 2019	$3.46	8,000
November 12, 2019	$3.60	394,069
December 5, 2019	$3.83	8,666
December 11, 2019	$3.91	27,600
December 11, 2019	$3.91	60,000
December 24, 2019	$4.25	60,000
December 24, 2019	$4.25	14,000
December 24, 2019	$4.25	5,000

Options

The following table summarizes details of the stock options to purchase an aggregate of 5,916,000 Common Shares issued by the Company during the 12-month period prior to the date of this Prospectus Supplement:

Date of Grant	Number of Options Granted	Exercise Price (C$)	Expiry Date
April 8, 2019	3,420,000	$2.39	April 8, 2022
June 3, 2019	60,000	$2.32	June 3, 2022
December 3, 2019	2,435,000	$3.54	December 3, 2024

S-20

RSUs and DSUs

The following table summarizes details of restricted share units of the Company (“RSUs”) and deferred share units of the Company (“DSUs”), which may be settled by the issuance of an aggregate of 101,076 Common Shares issued by the Company, during the 12-month period prior to the date of this Prospectus Supplement:

Date of Grant	Number of RSUs/DSUs Granted	Expiry Date
March 31, 2019	13,038 DSUs	N/A
April 2, 2019	63,660 RSUs	December 31, 2021
May 15, 2019	747 DSUs	N/A
June 30, 2019	9,270 DSUs	N/A
September 30, 2019	7,625 DSUs	N/A
December 31, 2019	6,736 DSUs	N/A

Warrants

The following table summarizes details of the warrants to purchase an aggregate of 1,943,030 Common Shares issued by the Company during the 12-month period prior to the date of this Prospectus Supplement:

Date of Issuance	Number of Warrants	Exercise Price (C$)	Expiry Date
April 3, 2019	15,889	$11.32	March 6, 2022
May 13, 2019	389,771	$2.40	May 13, 2022
May 29, 2019	1,241,200	$2.40	May 29, 2022
July 25, 2019	118,664	$3.37	July 25, 2022
October 30, 2019	177,506	$4.45	October 30, 2022

Preferred Shares

The following table summarizes details of an aggregate of 3,678,135 Preferred Shares issued by the Company during the 12-month period prior to the date of this Prospectus Supplement.

Date of Issuance	Number of Preferred Shares	Conversion Price ($)
April 3, 2019	3,678,135	N/A (1)

(1)	The Preferred Shares are convertible into Common Shares on a one-for-one basis, subject to adjustment, without payment of any additional consideration.

The 3,678,135 Preferred Shares were issued to holders of Pershing series E preferred stock at closing of the Pershing Transaction on April 3, 2019 pursuant to the terms of the Pershing Transaction.

S-21

TRADING PRICE AND VOLUME

The Common Shares trade on the TSX under the symbol “USA”. On February 14, 2020, being the last trading day on the TSX prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX was C$4.03. The price range and trading volume of the Common Shares for each month from January 2019 to February 2020, as reported by the TSX, are set out below:

Month	High (C$)	Low (C$)	Total Volume (C$)
February 1 - 13, 2020	3.995	3.55	2,433,673
January 2020	4.21	3.58	6,555,564
December 2019	4.34	3.53	6,560,188
November 2019	4.15	3.24	5,756,333
October 2019	4.41	3.30	7,777,893
September 2019	4.92	3.24	8,372,138
August 2019	5.19	3.50	11,946,250
July 2019	4.11	2.91	4,990,624
June 2019	3.16	2.42	2,405,793
May 2019	2.59	2.20	2,247,456
April 2010	2.55	1.96	2,935,308
March 2019	2.55	2.04	1,947,922
February 2019	2.68	2.12	1,527,954
January 2019	2.59	2.00	2,411, 264

The Common Shares are listed on the NYSE American under the symbol “USAS”. On February 14, 2020, being the last trading day on the NYSE American prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the NYSE American was US$3.04. The price range and trading volume of the Common Shares for each month from January 2019 to February 2020, as reported by the NYSE American, are set out below:

Month	High (US$)	Low (US$)	Total Volume
February 1 - 13, 2020	3.01	2.68	444,549
January 2020	4.21	3.58	1,211,828
December 2019	3.33	2.66	1,263,752
November 2019	3.15	2.44	1,154,623
October 2019	3.39	2.48	956,905
September 2019	3.70	2.45	1,100,005
August 2019	3.92	2.65	1,615,134
July 2019	3.16	2.21	934,253
June 2019	2.42	1.75	695,955
May 2019	1.93	1.63	209,285
April 2019	1.86	1.47	538,594
March 2019	1.91	1.53	262,175
February 2019	2.00	1.65	311,015
January 2019	1.94	1.50	391,029

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Offered Shares acquired pursuant to the Offering.

S-22

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Offered Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Offered Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Offered Shares.

No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary are based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Offered Shares acquired pursuant to the Offering that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

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U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, passive foreign investment companies, controlled foreign corporations, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Offered Shares as part of a straddle, hedging transaction, conversion transaction, synthetic security, constructive sale, or other arrangement involving more than one position; (f) acquire Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services or through a tax-qualified retirement plan; (g) hold Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are required to accelerate the recognition of any item of gross income with respect to Offered Shares as a result of such income being recognized on an applicable financial statement; or (i) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Offered Shares in connection with carrying on a business in Canada; (d) persons whose Offered Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Offered Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such partner (or owner). Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Offered Shares.

Ownership and Disposition of Offered Shares

The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Rules”.

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Offered Shares and thereafter as gain from the sale or exchange of such Offered Shares (see “Sale or Other Taxable Disposition of Offered Shares” below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the Offered Shares will constitute dividend income. Dividends received on Offered Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Offered Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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Sale or Other Taxable Disposition of Offered Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Offered Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Offered Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Offered Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” (“PFIC”) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Offered Shares. The Company believes that it was not a PFIC for the prior tax year, and based on current business plans and financial expectations, the Company expects that it will not be a PFIC for the current tax year. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. In addition, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold Offered Shares.

In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company generally will be a PFIC if, after the application of certain “look-through” rules with respect to subsidiaries in which the Company holds at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

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If the Company were a PFIC in any tax year during which a U.S. Holder held Offered Shares, such holder generally would be subject to special rules with respect to “excess distributions” made by the Company on the Offered Shares and with respect to gain from the disposition of Offered Shares. An “excess distribution” generally is defined as the excess of distributions with respect to the Offered Shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Offered Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Offered Shares ratably over its holding period for the Offered Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner. A U.S. Holder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. A U.S. Holder who makes a mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Offered Shares over the taxpayer’s basis therein.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements or make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any subsidiary that also is classified as a PFIC. Thus, U.S. holders may not be able to make a QEF Election with respect to their Offered Shares. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Offered Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Considerations

Additional Tax on Passive Income

Certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses). U.S. Holders should consult their own tax advisors regarding the application, if any, of this tax on their ownership and disposition of Offered Shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Offered Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable prevailing on the date of actual or constructive receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

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Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Offered Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Offered Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. Special foreign tax credit rules apply for foreign income taxes paid with respect to any distribution on shares of a PFIC. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Offered Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Offered Shares will generally be subject to information reporting and backup withholding tax, at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules generally will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

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The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF OFFERED SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

INTEREST OF EXPERTS

Information regarding certain experts is contained in the Prospectus under “Interest of Experts” and remains current to the date hereof.

LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed upon on behalf of the Company by Blake, Cassels & Graydon LLP, as to Canadian legal matters, and, Troutman Sanders LLP, as to United States legal matters. Certain legal matters in connection with the Offering will be passed upon for H.C. Wainwright & Co., LLC by Ellenoff Grossman & Schole LLP, New York, NY, as to United States legal matters. As of the date hereof, the designated professionals of Blake, Cassels & Graydon LLP, Troutman Sanders LLP, and Ellenoff Grossman & Schole LLP own (each as a group), directly or indirectly, less than 1% of the outstanding Common Shares.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are a Canadian company. Substantially all of our directors and executive officers live outside the United States. Substantially all of the assets of our directors and executive officers and most of our assets are located outside the United States. As a result, it may be difficult or impossible to serve process on us or on such persons in the United States or to obtain or enforce judgments obtained in United States courts or Canadian courts against them or us based on the civil liability provisions of the federal securities laws of the United States. There is doubt as to whether Canadian courts would enforce the civil liability claims brought under United States federal securities laws in original actions and/or enforce claims for punitive damages. A final judgment for a liquidated sum in favour of a private litigant granted by a United States court and predicated solely upon civil liability under United States federal securities laws would, subject to certain exceptions identified in the law of individual provinces of Canada, likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon United States federal securities law on application of the conflict of laws principles of the province in Canada in which the claim is brought.

The Company filed with the SEC, concurrently with the registration statement on Form F-10 that incorporates this Prospectus Supplement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed CT Corporation System, with an address at 1015 15th Street, NW, Suite 1000, Washington, District of Columbia 20005, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the offering of the Offered Shares under the registration statement on Form F-10 and the related Prospectus Supplement.

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AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, of Toronto, Ontario located at 18 York Street, Suite 2600, Toronto, ON M5J 0B2. PricewaterhouseCoopers LLP has advised that it is independent with respect to the Company within the meaning of the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct and in accordance with the independence rules of the SEC and the Public Company Accounting Oversight Board.

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. located at its offices in Toronto, Ontario.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company has filed with the SEC a registration statement on Form F-10 relating to certain of its securities, including the Offered Shares. This Prospectus Supplement and the accompanying Prospectus, which constitute a part of the registration statement, do not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. See “Documents Filed as Part of the Registration Statement”. Statements included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference. The registration statement, and the items of information omitted from this Prospectus Supplement and the Prospectus but contained in the registration statement, will be available on EDGAR (www.sec.gov/edgar.shtml).

The Company files annual and quarterly financial information and material change reports, business acquisition reports and other material with the securities commission or similar regulatory authority in the provinces of British Columbia, Alberta, Manitoba, Ontario, Quebec and New Brunswick and with the SEC. Under the multi-jurisdictional disclosure system adopted by the United States, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. You may read and download any public document that the Company has filed with the securities commission or similar regulatory authority in the provinces of Alberta, British Columbia, Ontario and Quebec on SEDAR at www.sedar.com. You may read and download some of the documents that we have filed on EDGAR at www.sec.gov/edgar.shtml.

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